Mail Stop 3561

July 18, 2006

Mr. Philip H. Trenary, Chief Executive Officer
Pinnacle Airlines Corp.
1689 Nonconnah Boulevard
Suite 111
Memphis, Tennessee 38132

> **Re: Pinnacle Airlines Corp.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 3, 2006**
> **Form 10-Q for the quarter ended March 31, 2006**
> **Filed April 27, 2006**
> **File No. 001-31898**

Dear Mr. Trenary:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005
Selected Financial Data

1.   Please revise future filings to include all disclosures required by Item 10(e) of
        Regulation S-k. Specifically, we note your presentation of the non-GAAP
        measure "Operating income excluding the provision for losses associated with the
        bankruptcy filings of Northwest and Mesaba." You should include a
        reconciliation of the differences between the non-GAAP financial measure
        disclosed with the most directly comparable financial measure calculated and
        presented in accordance with GAAP, as well as a description of why management
        believes the measure to be useful to investors and for what purposes management
        uses the measure.

Item 7.A. Quantitative and Qualitative Disclosures About Market Risk

2.   Your disclosures regarding your exposure to interest rate risk under the terms of
        the revolving credit facility do not comply with the requirements outlined in Item
        305 of Regulation S-K. Please revise your disclosures regarding your exposure to
        interest rate risk posed by your revolving credit facility so that they are presented
        in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Notes to consolidated financial statements, page 53
Note 2. Significant Accounting Policies, page 53
Contractual Rights Acquired from Northwest, page 55

3.   You disclose that you obtained the contractual rights to operate an additional ten
        aircraft for Northwest for the remaining term of the ASA. The rights were
        recorded as intangible assets on the balance sheet and are amortized over the life
        of the agreement. Given Northwest's bankruptcy, the removal by Northwest of
        15 of your aircraft from service in 2005 and the uncertain nature of the ASA in
        the future, please tell us why you do not believe this asset to be impaired. Include
        your impairment assessment in your response if applicable.

Estimated Losses on Subleased Aircraft, page 56

4.   We note that you reduce estimated losses on subleased aircraft by amounts you
        reasonably expect to recover (i.e. gain contingencies deemed probable through
        legal proceedings or negotiations). Please support your conclusion that these
        accrued losses may be offset with the probable gains with a reference to the
        appropriate authoritative GAAP. Per FASB Interpretation 39, the right of offset
        applies to assets and liabilities that meet the criteria in paragraph 5. A gain is

neither an asset nor a liability and although probable, does not meet the conditions for offset against the accrued loss. Also tell us and disclose the amount of the expected recoveries that have been offset against the losses in determining your accruals.

Note 11. Related Party Transactions

5.   We note from the disclosure provided in Note 11 that net amounts due from Northwest at December 31, 2005 totaled $28,630. We also note from the disclosure in Note 3 that the Company has established certain allowances for amounts due from Northwest due to its involvement in bankruptcy proceedings and the resultant uncertainty of collection regarding amounts due from Northwest. Please tell us and expand your disclosures to explain in detail the Company's basis for its conclusion that the $28,630 of receivables due from Northwest are collectible and that an allowance for these amounts is not required at December 31, 2005.

Note 15. Income Taxes

6.   Please explain in detail why you believe it was appropriate to account for the $1,063 decrease in your tax provision during 2004 as change in estimate rather than the correction of an error in your 2003 tax provision. Your response should explain in further detail why the change in the apportionment of taxable income to states where the Company has operations represents a change in estimate. We may have further comment upon receipt of your response.

Note 16. Stock-Based Compensation

7.   We note the disclosure indicating that the Company accelerated vesting of 858 stock options during December 2005 in order to avoid the recognition of expense in future periods upon adoption of SFAS No.123R. Please confirm that the pro forma disclosures included in Note 2 for 2005 give effect to the remaining compensation expense that would be recognized in connection with these option grants had the fair value method outlined in SFAS No.123 been used to account for these option grants. Refer to the guidance outlined in SAB Topic 14:K.

<u>Quarterly Report on Form 10-Q for the quarter ended March 31, 2006</u>
<u>Note 2. Northwest and Mesaba Bankruptcy Filings</u>

8.   Please tell us and explain in the notes to your financial statements in future filings the nature and timing of the events or circumstances that resulted in a $1,565 reduction in the Company's estimate for uncollectible receivables from Northwest during the quarter ended March 31, 2006.

<u>Form 8-K filed April 27, 2006</u>

9.   In future filings, please revise the titles of your non-GAAP performance measures so that the items are not presented as "pro forma" information. Non-GAAP information should be clearly identified as such and should not be presented in a manner that could confuse investors with other GAAP or regulatory titles.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief